Exhibit 99.3

Nuvalent Transaction: Investor / Analyst Q&A

Background / Rationale

1.	Why this transaction? Why now?

•	This transaction follows a review by our Board to determine the most value-creating path for Nuvalent.

•	Combining with GSK delivers a significant and certain cash value to our stockholders at a compelling premium – and our Board unanimously determined this transaction was in their best interests.

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Further, as we look to advance zidesamtinib and neladalkib, we are excited to join a company that shares our mission and has the infrastructure, resources, and expertise that will enable successful commercialization globally and realize their full potential, as well as explore the future potential of the rest of our pipeline.

2.	How did this transaction come together? Who approached whom? How long have you been in discussions?

•	The Nuvalent Board is always evaluating potential opportunities to create value.

•	We’ve long respected GSK as a leader in our industry, and are confident that this transaction is in the best interest of Nuvalent and our stockholders.

•	Additional details regarding this process will be available in our SEC filings.

3.	How does the premium compare to other similar transactions in the industry?

•	We are pleased to have reached agreement on this transaction, which delivers significant and certain value to stockholders.

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The purchase price represents a premium of approximately 40% to the closing price of Nuvalent’s common stock on June 8, 2026 and 26% to the 30-day VWAP of Nuvalent’s common stock ended on June 8, 2026.

4.	Did you consider any other transactions? Did you try to negotiate a higher price?

•	The Nuvalent Board considered a number of options to create value and unanimously determined the transaction with GSK is in the best interests of the Company and our stockholders.

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This combination provides stockholders with significant and certain cash value, at a compelling premium of approximately 40% to the closing price of Nuvalent’s common stock on June 8, 2026 and 26% to the 30-day VWAP of Nuvalent’s common stock ended on June 8, 2026.

•	Additional details regarding this process will be available in our SEC filings.

5.	Did you consider a deal with a stock component?

•	The Nuvalent Board considered a number of options to create value and unanimously determined this transaction with GSK is in the best interest of the Company and our stockholders.

•

This combination provides stockholders with significant and certain cash value, at a compelling premium of approximately 40% to the closing price of Nuvalent’s common stock on June 8, 2026 and 26% to the 30-day VWAP of Nuvalent’s common stock ended on June 8, 2026.

6.	Why not continue as a standalone company? Isn’t there a lot of potential with zidesamtinib and neladalkib?

•	Our Board is focused on pursuing the most value-creating path for Nuvalent.

•	In line with this commitment, the Board considered a number of factors in its determination that this deal with GSK was in the best interests of stockholders.

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These included the anticipated commercial launch of zidesamtinib, the need to continue to grow our company and related risks of execution of our commercialization plans and the development of our other pipeline products.

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Ultimately, we are confident the deal with GSK is the best path forward as the transaction delivers significant and certain cash value to our stockholders, while providing important access to GSK’s infrastructure, resources, and expertise. This will enable successful commercialization of our products globally to realize the full potential of zidesamtinib and neladalkib, as well as exploration of the future potential of the rest of our pipeline.

7.	Was Nuvalent’s Board unanimous in approving this deal?

•	Yes. The transaction was unanimously approved by the Nuvalent Board.

8.	Does this sale signal a loss of confidence in your strategy or pipeline?

•	No.

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In fact, by partnering with GSK, Nuvalent’s programs will benefit from the infrastructure, resources, and expertise that will enable successful commercialization of our products globally to realize the full potential of zidesamtinib and neladalkib. It will also allow exploration of the future potential of the rest of our pipeline.

Terms / Financials

9.	What are the terms of the agreement?

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GGSK will commence a tender offer to acquire all of the outstanding shares of Nuvalent for $124 per share of common stock in an all-cash transaction (equal to an aggregate equity value of approximately $10.6 billion).

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The purchase price represents a premium of approximately 40% to the closing price of Nuvalent’s common stock on June 8, 2026 and 26% to the 30-day VWAP of Nuvalent’s common stock ended on June 8, 2026.

10.	Is there a go-shop provision?

•	No.

11.	Is there a break-up fee? If so, how much?

•	Yes. The break-up fee is approximately $350 million.

•	Additional details will be available in our SEC filings.

12.	What happens if another party comes in with a higher bid? Would GSK increase its offer?

•	We’re not going to comment on hypotheticals.

•	What I can say is that we’re focused on the transaction with GSK and are confident that it is in the best interests of Nuvalent and our stockholders.

13.	Did the Board get a fairness opinion?

•	Yes, we received a fairness opinion from Centerview Partners LLC.

Path to Close

14.	What approvals are required to complete the transaction, and what is the expected timeline for obtaining them?

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The transaction is expected to close in the third quarter of 2026, subject to receipt of customary regulatory approvals and satisfaction of other conditions to the transaction, including the tender of a majority of the shares of our Class A common stock by our stockholders.

•	The transaction is not subject to any financing condition.

15.	Are there any anticipated challenges in meeting the conditions to the tender offer?

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We’re not going to comment on hypotheticals, but we will say that we anticipate a smooth process in securing the tender of a majority of the shares of our Class A common stock and meeting other conditions to the offer.

•	We are confident that stockholders will be pleased with the significant and certain cash value this transaction delivers.

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In addition, entities affiliated with Deerfield Partners LP and all directors and officers of Nuvalent have signed tender and support agreements whereby they agree to tender all of their shares to GSK in connection with the tender offer. The shares subject to the agreements represent a total of approximately 28% of Nuvalent’s outstanding shares of Class A common stock.

16.	Do you expect any regulatory hurdles?

•	We do not expect any challenges. If we face challenges, we are well advised and do not anticipate any challenges that we cannot address.

17.	What has the feedback from other stockholders been?

•	We speak with our stockholders regularly, however, as a matter of practice we do not comment on the specifics of those conversations.

•	We are confident that stockholders will be pleased with the significant and certain cash value this transaction delivers.

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Nuvalent has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Nuvalent, nor is it a substitute for the tender offer materials that GSK and its acquisition subsidiaries will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, GSK and its acquisition subsidiaries will file a tender offer statement on Schedule TO, and Nuvalent will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal, and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. HOLDERS OF SHARES OF NUVALENT ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT NUVALENT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal, and other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all Nuvalent stockholders at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement also will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free on Nuvalent’s website, www.nuvalent.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, are generally forward-looking statements, including all statements regarding the intent, belief, or expectations of Nuvalent and its management. These forward-looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed transaction, similar transactions, prospective performance, future plans, events, expectations, performance, objectives, opportunities, and the outlook for Nuvalent’s business; the anticipated timing of potential regulatory approval for Nuvalent’s product candidates; the timing of and receipt of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Nuvalent’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring Nuvalent to pay a termination fee pursuant to the merger agreement; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the effects of the transaction (or the announcement or pendency thereof) on relationships with associates, vendors, manufacturers, suppliers, employees (including the risks relating to the ability to retain or hire key personnel), other business partners, or governmental entities or patient groups; transaction costs; the risk that the transaction will divert management’s attention from Nuvalent’s ongoing business operations or otherwise disrupts Nuvalent’s ongoing business operations; changes in Nuvalent’s businesses during the period before any closing; certain restrictions during the pendency of the proposed transaction that may impact Nuvalent’s ability to pursue certain business opportunities or strategic transactions; risks associated with litigation; risks unexpected concerns that may arise from additional data, analysis, or results obtained during preclinical studies and clinical trials; the risk that results of earlier clinical trials may not be predictive of the results of later-stage clinical trials; the risk that data from Nuvalent’s clinical trials may not be sufficient to support registration and that Nuvalent may be required to conduct one or more additional studies or trials prior to seeking registration of zidesamtinib or neladalkib; risks that Nuvalent may not achieve the goals and milestones set forth in its OnTarget 2026 operating plan; the occurrence of adverse safety events; risks that the FDA may not approve our potential products on the timelines we expect, or at all; risks of unexpected costs, delays, or other unexpected hurdles; risks that Nuvalent may not be able to nominate drug candidates from its discovery programs; the direct or indirect impact of public health emergencies or global geopolitical circumstances on the timing and anticipated timing and results of Nuvalent’s clinical trials, strategy, and future operations, including the ARROS-1, ALKOVE-1, ALKAZAR and HEROEX-1 trials; the timing and outcome of Nuvalent’s planned interactions with regulatory authorities; and risks related to obtaining, maintaining, and protecting Nuvalent’s intellectual property; and other factors as set forth in Nuvalent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the SEC on May 7, 2026, and other reports filed with the SEC. The forward-looking statements set forth herein speak only as of the date hereof. Nuvalent undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.